FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For the Month of August, 2003

Centerpulse Ltd.

(Translation of registrant’s name into English)

Andreasstrasse 15

CH-8050 Zurich

Switzerland

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Centerpulse Ltd. (“Centerpulse” or the “Company”) is filing this Report on Form 6-K to furnish the media release announcing that the United States Securities and Exchange Commission has notified Centerpulse of its informal inquiry into the Company.

Centerpulse hereby incorporates this Report on Form 6-K by reference into the Registration Statements on Form S-8 Nos. 333-8300, 333-76280, 333-76282, 333-103944, 333-103945 and 333-103946.

      99.1              Media Release, dated August 20, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTERPULSE LTD.

	By:	/s/ David S. Wise
David S. Wise
Authorized Representative

Date: August 21, 2003

EXHIBIT INDEX

Exhibit	Description
99.1	Media Release, dated August 20, 2003